Icahn Enterprises L.P.

May 23, 2016

VIA ELECTRONIC TRANSMISSION

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Icahn Enterprises L.P.
Icahn Enterprises Holdings L.P.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 1-09516
File No. 333-118021-01

Dear Mr. Hiller:

Reference is made to the comment of the Staff of the Securities and Exchange Commission (the “Staff”) in your letter dated May 18, 2016 with respect to the joint Annual Report on Form 10-K ("2015 Form 10-K") of Icahn Enterprises L.P. and Icahn Enterprises Holdings L.P. (collectively, the “Company”), for the fiscal year ended December 31, 2015 (the “Comment Letter”).

We are writing to respond to the comment contained in the Comment Letter. For your convenience, the Staff's comment has been retyped below in boldface type, and the Company's response is provided immediately after the comment.

Business, page 1

The Icahn Strategy, page 2

1.
We note your disclosure explaining that the year-end price of your depositary units reflected an increase of approximately 1,024% over a sixteen year period, since January 1, 2000 (including reinvestment of distributions into additional depositary units and taking into account in-kind distributions of depositary units), with comparison to the S&P 500, Dow Jones Industrial and Russell 2000 indices, having increased approximately 89%, 122% and 178%, respectively, over the same period (including reinvestment of distributions into those indices).

Please expand your disclosure to clarify your objective in presenting the measure of price increase and comparisons and if similar measures would not reflect a consistent pattern of increase during other timeframes within the sixteen year period, such as the three, five or eight preceding fiscal years, then please also address the range of divergence and any material anomalies that may be apparent in such other measures.

The Company respectfully advises the Staff that to the extent the Company includes measures of returns of its depositary units over certain specified periods and other similar measures in future filings, the Company will expand its disclosures by providing an objective for including such measures of returns. In addition, the Company will include returns of its depositary units over other timeframes, such as three, five or eight preceding fiscal years (within the seventeen fiscal year period, in the case of the Company's Form 10-K for the fiscal year ending December 31, 2016) so as to provide comparisons of returns over such periods.

In connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

767 FIFTH AVENUE, NEW YORK, NEW YORK 10153 TELEPHONE (212) 702-4300 FAX (212) 750-5841
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•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me should you have any questions or additional comments.

Very truly yours,

/s/Keith Cozza

Keith Cozza
Chief Executive Officer
Icahn Enterprises G.P. Inc., the general partner of
Icahn Enterprises L.P. and Icahn Enterprises Holdings L.P.

767 FIFTH AVENUE, NEW YORK, NEW YORK 10153 TELEPHONE (212) 702-4300 FAX (212) 750-5841
NASDAQ - IEP